Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Reports Third Quarter Financial Results

- Received 25 System Orders During the Third Quarter -

 - Recurring Revenue of $4.3 Million Increases 30% Due to Continued Surgeon Adoption and Utilization -

- Orders for Six Systems to date in the Fourth Quarter as Momentum Continues to Build for
the Mazor X System -

- Conference Call Today at 8:30 AM EST (3:30 PM IST) -

CAESAREA, Israel – November 8, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, reported results for the third quarter ended September 30, 2016. As previously announced, Mazor received orders for a record 25 systems in the third quarter, including 15 orders from Medtronic and three additional pre-launch orders for the Mazor X system.  Apart from these Mazor X orders, the Company also received purchase orders for seven Renaissance systems, with four in the U.S. and three internationally through its distribution partners in Germany, Australia and Thailand.

THIRD QUARTER HIGHLIGHTS

•	Unveiled Mazor X, a transformative surgical assurance platform to enhance predictability of spine surgeries for the benefit of patients and those who treat them.
•	Received three pre-launch orders for the Mazor X system from U.S. customers.
•	Completed the second equity investment tranche totaling $20 million from Medtronic.

RECENT OPERATING AND FINANCIAL ACHIEVEMENTS

•	Commercially launched the Mazor X system on October 26th at the North American Spine Society (NASS) annual meeting.
•	A major regional institution in the northeast placed an order for three Mazor X systems.

“This was a strong quarter for Mazor as we received purchase orders for 25 surgical guidance systems, a new record and nearly equivalent to the number of systems ordered in all of 2015,” commented Ori Hadomi, Chief Executive Officer. “Our continued momentum in the second half of 2016 is being driven mainly by two of our significant achievements – the strategic agreement signed in May with Medtronic and the unveiling of the Mazor X system in July. In addition, to date, we have received orders for six systems in the fourth quarter, including five Mazor X orders.  This momentum combined with the strong interest we are experiencing for our products, clearly position us to maintain market leadership in surgical guidance spine surgeries."

THIRD QUARTER 2016 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended September 30, 2016 increased 52% to $7.6 million compared to $5.0 million in the 2015 third quarter. U.S. generated revenue was $5.7 million compared to $4.3 million in the 2015 third quarter due to recognition of 6 systems sold during the quarter, including three Mazor X systems sold to Medtronic, the Company’s strategic partner, compared to 3 systems sold in the 2015 third quarter. During the third quarter the Company received orders for and delivered four Renaissance systems in the U.S. However, due to the Company’s policy enabling new customers of the Renaissance system to exchange for the Mazor X, revenue was recognized for only two of these Renaissance systems. Revenue from the remaining systems is deferred until the Mazor X orders are supplied or the exchange option expires. The Company also received orders for 18 Mazor X systems, which include the 15 Mazor X systems ordered by Medtronic. Of these, four Mazor X were delivered in the third quarter.  As previously disclosed, the three pre-launch Mazor X orders received in the third quarter are expected to be delivered to customers by the end of the 2017 first quarter, at which time the revenue will be recognized.

International revenue was $1.9 million compared to $0.7 million in the third quarter of 2015.  The Company received orders for three Renaissance systems from its international distributors in Germany, Australia and Thailand. The Company also recognized revenue from a system delivered to its distribution partner in China, part of a multi system order received in the second quarter of 2016. In total, four systems were recognized in the international market during third quarter of 2016, compared to no system sales in the 2015 third quarter.

Recurring revenue from system kit sales, service and others increased to $4.3 million in the third quarter of 2016, representing a 30% increase compared to $3.3 million in the third quarter of 2015. The increase in recurring revenues is mainly from the increase in the installed base.

The Company’s gross margin for the three months ended September 30, 2016 was 65.7% compared to 75.9% in the third quarter of 2015, primarily reflecting the discounted pricing for the Mazor X systems delivered to Medtronic and the recent Renaissance price adjustment to support the Mazor X launch.

Total operating expenses in the third quarter of 2016 were $10.6 million compared to $8.9 million in the third quarter of 2015, mainly reflecting increased investment in sales and marketing efforts and reduced by capitalized research and development costs of $1.3 million dollars. Operating loss was $5.6 million compared to an operating loss of $5.1 million in the year-ago third quarter. Net loss for the third quarter of 2016 was $5.2 million, or $0.11 per share, compared to a net loss of $5.2 million, or $0.12 per share, in the year-ago third quarter.

Cash used in operating activities was $4.6 million compared to $2.6 million used in last year’s third quarter due to higher operating expense. As of September 30, 2016, cash, cash equivalents and investments totaled $64.3 million.

THIRD QUARTER 2016 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation relates to non-cash expense in the net amount of $0.4 million with respect to share-based payments and to research and development capitalization in the third quarter of 2016. On a non-GAAP basis, the net loss in the third quarter of 2016 was $4.9 million, or $0.11 per share, compared to $4.2 million, or $0.10 per share, for the third quarter of 2015.

NINE MONTHS ENDED SEPTEMBER 30, 2016 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

For the nine months ended September 30, 2016, revenue increased 29.0% and totaled $22.3 million compared to $17.3 million for the nine months ended September 30, 2015. This increase is due to higher system sales and an increase in recurring revenue. Recurring revenue totaled $12.3 million, an increase of 34% compared to $9.2 million in the nine months ended September 30, 2015. The growth in recurring revenue is attributed to the increased utilization of the Company’s Renaissance system, mainly in the U.S.  Gross margin for the nine months ended September 30, 2016 was 72.3% compared with 77.5% in the nine months ended September 30, 2015.  Net loss for the nine months ended September 30, 2016 was $14.4 million compared to $12.5 million in the first nine months of 2015.

NINE MONTHS ENDED SEPTEMBER 30, 2016 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the first nine months of 2016 was $12.9 million, or $0.29 per share, compared to a net loss of $10.2 million, or $0.24 per share, in the first nine months of 2015.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss its financial performance and recent operating highlights on November 8, 2016, at 8:30 AM EST (3:30 PM IST). Investors within the United States interested in participating are invited to call 800-894-5910. Participants in Israel can use the toll free dial-in number 180 925 6145. All other international participants can use the dial-in number +1 785-424-1052.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 888-203-1112 and reference the Replay Access Code: 9729569. All international callers can dial +1 719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of non-cash expense of share-based payments and capitalization of research and development costs. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding growth prospects, the Company’s market position, the planned delivery of Mazor X systems, expected recognition of revenue, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646-445-4800

Mazor Robotics Ltd.
                CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(in thousands, except per share data)
(Unaudited)

	Nine month period		Three month period
	ended September 30,		ended September 30,
	2016	2015	2016	2015
Revenue	$22,336	$17,278	$7,633	$4,965

Cost of revenue	$6,182	$3,887	$2,616	$1,195

Gross profit	$16,154	$13,391	$5,017	$3,770

Operating expenses:
Research and development, net	$4,027	$4,739	$785	$1,579
Selling and marketing	$22,781	$17,832	$8,125	$6,213
General and administrative	$4,072	$3,233	$1,660	$1,103
Total operating expenses	$30,880	$25,804	$10,570	$8,895

Loss from operations	$(14,726)	$(12,413)	$(5,553)	$(5,125)

Financing income (expense), net	$345	$92	$142	$(28)

Loss before taxes on income	$(14,381)	$(12,321)	$(5,411)	$(5,153)

Taxes on income (tax benefit)	$21	$154	$(188)	$64

Net loss	$(14,402)	$(12,475)	$(5,223)	$(5,217)

Net loss per share – Basic and diluted	$(0.33)	$(0.30)	$(0.11)	$(0.12)

Weighted average common shares outstanding – Basic and diluted	43,981	42,262	46,159	42,326

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	September 30,	December 31,
	2016	2015
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$17,597	$13,519
Short-term investment	$37,314	$21,687
Trade receivables	$2,782	$5,002
Other current assets	$1,585	$1,420
Inventory	$4,065	$2,777
Total current assets	$63,343	$44,405

Non-current assets
Prepaid lease fee	$91	$73
Deferred tax assets	$37	$37
Long-term investments	$9,421	$5,023
Property and equipment, net	$2,764	$1,432
Intangible assets	$2,332	$-
Total non-current assets	$14,645	$6,565

Total assets	$77,988	$50,970

Current liabilities
Trade payables	$2,654	$2,219
Other current liabilities	$7,724	$6,052
Total current liabilities	$10,378	$8,271

Non-current liabilities
Employee benefits	$338	$299
Total non-current liabilities	$338	$299

Total liabilities	$10,716	$8,570

Equity
Share capital	$124	$110
Share premium	$174,174	$136,107
Amounts allocated to share options	$-	$77
Capital reserve for share-based payment transactions	$8,449	$7,179
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(117,594)	$(103,192)
Total equity	$67,272	$42,400

Total liabilities and equity	$77,988	$50,970

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(Unaudited)

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2015	2016	2015
Cash flows from operating activities:
Loss for the period	$(14,402)	$(12,475)	$(5,223)	$(5,217)
Adjustments:
Depreciation	$476	$398	$180	$148
Gain on sale of property and equipment	(6)	-	(6)	-
Finance income, net	$(313)	$(237)	$(140)	$(99)
Share-based payments	$3,378	$2,259	$1,244	$981
Taxes on income (tax benefit)	$21	$154	$(188)	$64
	$3,556	$2,574	$1,090	$1,094

Change in inventory	$(1,288)	$419	$(557)	$247
Change in trade and other accounts receivable	$2,076	$1,109	$(301)	$1,695
Change in prepaid lease fees	$(18)	$2	$(14)	$5
Change in trade and other accounts payable	$1,635	$1,153	$302	$(420)
Change in employee benefits	$39	$12	$(29)	$(6)
	$2,444	$2,695	$(599)	$1,521

Interest received	$235	$49	$98	$14
Income tax paid	$(38)	$(84)	$1	$24
	$197	$(35)	$99	$38

Net cash used in operating activities	$(8,205)	$(7,241)	$(4,633)	$(2,564)

Cash flows from investing activities:
Proceeds from (Purchase of) short-term investments and deposits, net	$(11,617)	$7,259	$(9,240)	$2,246
Purchase of long-term investments	$(8,906)	$-	$(7,781)	$-
Purchase of property and equipment	$(1,735)	$(436)	$(628)	$(248)
Proceeds from long-term investments	$498	$-	$498	$-
Capitalization of development costs	$(1,517)	$-	$(920)	$-
Net cash provided by (used in) investing activities	$(23,277)	$6,823	$(18,071)	$1,998

Cash flows from financing activities:
Proceeds from issuance of ADRs, net	$31,416	$-	$19,521	$-
Proceeds from exercise of share options by employees	$3,587	$360	$3,464	$53
Proceeds from exercise of warrants by investors	$481	$-	$-	$-
Net cash provided by financing activities	$35,484	$360	$22,985	$53

Net increase (decrease) in cash and cash equivalents	$4,002	$(58)	$281	$(513)
Cash and cash equivalents at the beginning of the period	$13,519	$22,255	$17,277	$22,678
Effect of exchange rate differences on balances of cash and cash equivalents	$76	$86	$39	$118
Cash and cash equivalents at the end of the period	$17,597	$22,283	$17,597	$22,283

Supplementary cash flows information:
Acquisition of fixed assets on credit	$(68)	$-	$(68)	$-
Issuance costs in credit	$(20)	$-	$(20)	$-
Capitalization of development expenses on credit	$(385)	$-	$(385)	$-

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
(Unaudited)

	Nine month period		Three month period
	ended September 30,		ended September 30,
	2016	2015	2016	2015
GAAP gross profit	$16,154	$13,391	$5,017	$3,770
Share-based payments	$170	$91	$87	$39
Non-GAAP gross profit	$16,324	$13,482	$5,104	$3,809
GAAP gross profit as percentage of revenues	72.3%	77.5%	65.7%	75.9%
Non-GAAP gross profit as percentage of revenues	73.1%	78.0%	66.9%	76.7%

GAAP operating expenses	$30,880	$25,804	$10,570	$8,895
Share-based payments:
Research and development	$695	$344	$348	$148
Selling and marketing	$1,972	$1,119	$757	$567
General and administrative	$971	$705	$482	$227
Research and development costs capitalization	$(2,332)	$-	$(1,321)	$-
Non-GAAP operating expenses	$29,574	$23,636	$10,304	$7,953

GAAP operating loss	$(14,726)	$(12,413)	$(5,553)	$(5,125)
Non-GAAP operating loss	$(13,250)	$(10,154)	$(5,200)	$(4,144)

GAAP net loss	$(14,402)	$(12,475)	$(5,223)	$(5,217)
Share-based payments	$3,808	$2,259	$1,674	$981
Research and development costs capitalization	$(2,332)	$-	$(1,321)	$-
Non-GAAP net loss	$(12,926)	$(10,216)	$(4,870)	$(4,236)

GAAP basic and diluted loss per share	$(0.33)	$(0.30)	$(0.11)	$(0.12)

Non-GAAP basic and diluted loss per share	$(0.29)	$(0.24)	$(0.11)	$(0.10)